SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                                February 5, 2002


                          Orthofix International, N.V.
                 (Translation of registrant's name into English)


                             7 Abraham de Veerstraat
                                     Curacao
                              Netherlands Antilles
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F X   Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ___  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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                       Orthofix appoints Ernst & Young LLP
                         as new independent accountants

HUNTERSVILLE, N.C., Feb. 15, 2002 -- Orthofix International (NASDAQ: OFIX) announced that on February 5, 2002, upon recommendation of the Company's Audit Committee, its Board of Directors approved selection of Ernst & Young LLP ("Ernst & Young") as the new independent accounting firm to audit Orthofix's financial statements for the year ending December 31, 2002, and replaced PricewaterhouseCoopers ("PwC"), its current accounting firm, effective upon completion of auditing Orthofix's financial statements for the year ended December 31, 2001.

PwC has been engaged as the Company's independent accounting firm for the years ended December 31, 1999, 2000 and 2001. During 2001, PwC concluded that it had violated the auditor independence rules of the Securities and Exchange Commission ("SEC") by providing bookkeeping services for a subsidiary of Orthofix. The SEC has permitted PwC to complete the 2001 audit. However, the SEC did not permit PwC to stand for re-election as the Company's independent accountants for the year ending December 31, 2002.

The reports of PwC on the consolidated financial statements of Orthofix for the years ended December 31, 1999 and 2000 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle.

In connection with the audits of Orthofix's consolidated financial statements for the years ended December 31, 1999 and 2000, and during the subsequent period since January 1, 2001, there were no disagreements between Orthofix and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on the consolidated financial statements of Orthofix for such years.

PwC has previously reviewed the above statements and agrees with the statements concerning their firm.

In connection with the audits of Orthofix's consolidated financial statements for the years ended December 31, 2000 and 2001, Ernst & Young audited the financial statements of the Company's wholly owned subsidiaries, Inter Medical Supplies Ltd. and Novamedix Distribution Ltd.

During the years ended December 31, 1999 and 2000 and during the subsequent period beginning on January 1, 2001 until the engagement of Ernst & Young, neither Orthofix nor anyone on its behalf consulted with Ernst & Young regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed (except in their capacity as auditors of Inter Medical Supplies Ltd. and Novamedix Distribution Ltd.), or the type of audit opinion that might be rendered on Orthofix's consolidated financial statements, and neither a written report nor oral advice was provided to Orthofix by Ernst & Young that was an important factor considered by Orthofix in reaching a decision as to any accounting, auditing or financial reporting issue (except in their capacity as auditors of Inter Medical Supplies Ltd. and Novamedix Distribution Ltd.); or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as the term is defined in Item 304(a)(1)(v) of Regulation S-K.

Ernst & Young has previously reviewed the statements in the immediately preceding paragraph and have confirmed their agreement with such statements.

Orthofix International N.V. is a leading provider of high-value, minimally invasive medical devices for the orthopedic and trauma markets. Its products include the Orthofix(R) external fixator for fractures and limb reconstruction; Spinal-Stim(R) Lite for the enhanced healing of spinal fusions; Physio-Stim(R) Lite for the healing of un-united fractures; the Orthotrac(TM) pneumatic vest for treatment of chronic low back pain; the OSCAR(R) ultrasonic bone cement removal system for hip revision procedures; the A-V Impulse System(R) for enhancing venous circulation; and the Orthofix(R) Tibial and Femoral Nails with their patented targeting system. For more information about the Company, please visit http://www.orthofix.com.

Certain of the matters discussed in this news release are "forward-looking statements" that involve risks and uncertainties, including, without limitation, the acceptance of new products in the market and the impact of competitive products and other risks and uncertainties. These are detailed from time to time in the Company's periodic reports (including the Annual Report on Form 20-F for the year ended December 31, 2000, filed with the United States Securities and Exchange Commission, and the Company's quarterly press releases, which are available to shareholders and furnished to the SEC on Form 6-K).


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ORTHOFIX INTERNATIONAL, N.V.



Dated: February 28, 2002                By:  /s/ Charles W. Federico
                                            ------------------------------------
                                            Name: Charles W. Federico
                                            Title: Group President & CEO